RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel (604) 683-8610
Fax (604) 683-4499

02015656

February 13, 2002

MAR 01 2002

SUPPL

United States Securities
and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.
20549

Exemption Number 82-3553

Dear Sirs:

Re: Raytec Development Corp.
British Columbia, Canada
12g3-2(b) Exemption - 82-3553

Please find enclosed additional documents required to be filed in connection with the above Exemption.

In this report I enclose the following:

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

1. News Release dated January 24, 2002;
2. News Release dated January 31, 2002;
3. News Release dated February 6, 2002;
4. BC Form 53-901F dated February 6, 2002;
5. News Release dated February 13, 2002.

I trust you will find the enclosed to be in order and if you have any questions please do not hesitate to contact the undersigned.

Yours truly,

RAYTEC DEVELOPMENT CORP.

Per:

Toni Vodola
Corporate Secretary
Enclosures

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE - http://www.raytecnet.com
Trading Symbol: RAY – CDNX

<u>NEWS RELEASE</u>

EPA Response Date Confirmed

VANCOUVER, B.C. – Jan. 24, 2002 – Raytec Development Corp. (CDNX – RAY) today announced it received notification from the United States Environmental Protection Agency (EPA) that it will formally respond on or before February 19, 2002 to the company's application regarding use of *SANI-T-BAG*™ as a hard surface disinfectant.

"The EPA's response is an important milestone for our company. They'll either give us approval or advise us of the adjustments we need to make in our application," says Jerry Minni, Raytec's President and CEO. "Our distributors are excited about the market opportunity for *SANI-T-BAG*™ and are eager to move forward. This revolutionary product not only performs at a higher standard than existing products but does this at a price equivalent to the competitors' product packaging cost alone."

SANI-T-BAG™ is used to produce chlorine dioxide—a powerful and safe biocide that's well known for its effectiveness as a disinfectant. Until now, chlorine dioxide's use has been limited to large industrial applications where economies of scale justify the costly generators required to produce it on-site. With *SANI-T-BAG*™, the end-user can produce the desired quantity of chlorine dioxide by simply placing a sachet in water—like making a cup of tea.

As the incidents of food-borne illness continue to increase, consumers and health care organizations will press for improved safety practices. According to independent research, the food safety and surface sanitation markets alone for this product exceed US$400 million. Raytec has also identified numerous other demands for its technology. The total market could reach into the billions of dollars.

About Raytec

Established in 1979, Raytec (CDNX – RAY) currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North American commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyer, Lowes Foods and Safeway. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

Per: Jerry A. Minni

Jerry A. Minni
President & CEO

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE - http://www.raytecnet.com
Trading Symbols: CDNX: RAY
Pink Sheet: RAYTF

NEWS RELEASE

New Contract Expands Sales by 19%

VANCOUVER, B.C. – January 31, 2002 – Raytec Development Corp. (CDNX: RAY) today announced the signing of a US$1.3 million one year service contract with supermarket retailing giant Winn-Dixie Stores, Inc. (WIN: NYSE). This represents US$800,000 in new business, or an increase of approximately 19% of over last year's sales.

"I'm delighted to have Winn Dixie continuing as a client, and look forward to the opportunity of growing our relationship," states Jerry Minni, President. "We believe contracts such as this represent a trend in the commercial grocery industry toward consolidating the currently fragmented service side of the business. We are uniquely positioned to answer to this trend because 60% of the misting and humidification systems in North American supermarkets are Raytec systems. We are aggressively pursuing further opportunities with other leading supermarket chains."

The overall market for retail grocery technical service in the United States exceeds US$150 million. Raytec is the leading national service provider and currently has company service technicians in 14 states. The company plans to increase the number of Raytec service technicians throughout North America with the goal of becoming the first national full technical service provider to the retail grocery industry.

About Winn Dixie
Winn-Dixie Stores, Inc. (WIN: NYSE), with over 1,100 stores in 14 states and the Bahamas, is one of the largest supermarket retailers in the United States. For more information on Winn-Dixie, visit its official website at http://www.winn-dixie.com.

About Raytec
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North American commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyer, Lowes Foods and Safeway. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

For further information Raytec Development Corp, contact:
Ascenta Capital Partners Inc.
Suite 709, 700 West Pender Street
Vancouver, BC V6C 1G8
Tel: 604.684.4743 ext. 22
Toll Free: 1.866.684.4743 ext. 22
info@ascentacapital.com
www.ascentacapital.com

RAYTEC DEVELOPMENT CORP.

_*"Jerry Miinni"*_________________
Jerry A. Minni
President & CEO

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8010
Fax: (604) 683-4400

WEBSITE - http://www.raytecnet.com
Trading Symbols: CDNX: RAY
Pink Sheet: RAYTF

NEWS RELEASE

Raytec Announces Taking Public its Technology Subsidiary

VANCOUVER, B.C. – February 6, 2002 -- Raytec Development Corp. (CDNX: RAY) ("Raytec") today announced it has entered into a letter agreement to take public its technology subsidiary, Raytec Technologies, Inc. ("RTI"). This move enables each company to independently focus on growth opportunities in their most promising markets.

"I've always believed the sum of the parts of this company are greater in value than the whole," remarked Jerry A. Minni, Raytec's President and CEO, "and I'm confident the public markets will agree with me. The formation of two distinct companies gives each greater flexibility, agility and focus, creating more value for our shareholders, customers and employees."

The two companies will still have a close relationship. Raytec will maintain majority control of RTI through ownership of approximately 73 percent of the outstanding shares of the new public company. Raytec's distribution network to the North American retail grocery industry also provides a strategic channel for RTI's antimicrobial products.

The restructuring will allow Raytec to focus on building its leadership in perishable-food control systems. During the last year Raytec has redoubled its efforts to capture a larger share of the US$150 million market for technical service at retail groceries.

About the Agreement

Pursuant to a letter agreement (the "Agreement") dated February 4, 2002 between Raytec, My Venture Inc. (the "Purchaser" and/or "MVI") and RTI (the "Subsidiary" and/or "RTI") Raytec will sell to the Purchaser all the outstanding shares of RTI, which is substantially all the assets of RTI, for a total purchase price of US$1,890,000 (the "Purchase Price"). The Purchase Price will be paid by shares as set out below. MVI is a capital pool company pursuant to the policies of the Canadian Venture Exchange (the "Exchange"). MVI shares are listed on the Canadian Venture Exchange under the trading symbol MYV.

Under the terms of the Agreement, MVI has agreed as a pre-condition to closing, to subdivide its common shares on a one (1) old for four (4) new basis. MVI currently has 2,065,001 shares issued and outstanding such that on completion of the share subdivision, it will have 8,260,004 shares issued and outstanding. MVI currently has 200,000 incentive stock options outstanding, such that on a fully diluted basis there will be 9,060,004 shares issued and outstanding on completion of the share subdivision.

Accordingly, on the closing of the sale of 100% of RTI, the Purchaser will issue to Raytec, in exchange for all of the issued and outstanding shares of RTI 29,300,000 post subdivision common shares (the "Shares") of MVI at a deemed price of CND$0.10 per post subdivision common share. The Shares will be subject to escrow as prescribed by the Exchange.

Pursuant to the Agreement MVI also will advance, subject to Exchange's approval and all other necessary approvals, up to US$100,000 to Raytec prior to the time of closing of the sale and purchase of the issued and outstanding shares of RTI, secured by a 9% interest bearing promissory note.

Jerry A. Minni, of British Columbia, President, CEO and Director of Raytec is President, CEO and Director of MVI and RTI. Jerry A. Minni owns 666,001 common shares of MVI. Jerry Bella and Toni Vodola, of British Columbia, director and officer of Raytec, own an aggregate of 22,000 common shares of MVI.

The Agreement is subject to Exchange acceptance and other approvals.

About RTI

Operating from its principal offices in Lake Oswego, Oregon, RTI is an emerging manufacturer, developer and marketer of antimicrobials and sanitation products. The company holds patents in the uses of dry-media chlorine dioxide, a well-known biocide. RTI's current available products based on this chemistry include: *SANI-T-BAG*™, *OdorGUARD*™, *EthylGUARD*™.

These products allow for the safe and low-cost production of chlorine dioxide for a variety of uses. such as: hard surface disinfecting, food processing, odor control, and in controlling the ripening and shrinkage of grocery produce.

About Raytec

Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North American commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyer, Lowes Foods and Safeway. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

For further information on Raytec Development Corp, contact:

Ascenta Capital Partners Inc.
Suite 709, 700 West Pender Street
Vancouver, BC V6C 1G8
Tel: 604.684.4743 ext. 22
Toll Free: 1.866.684.4743 ext. 22
info@ascentacapital.com
www.ascentacapital.com

RAYTEC DEVELOPMENT CORP.

Per: ______________________

Jerry A. Minni
President & CEO

BC FORM 53-901F (Previously Form 27)
FORM 27 (ALBERTA)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1 REPORTING ISSUER

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604 683-4499

ITEM 2 DATE OF MATERIAL CHANGE

February 4, 2002

ITEM 3 NEWS RELEASE

February 6, 2002 through the facilities of the Canadian Venture Exchange.

ITEM 4 SUMMARY OF MATERIAL CHANGE

Raytec Development Corp. enters into a letter agreement to sell its Antimicrobial Technology Subsidiary, Raytec Technologies, Inc. to My Venture Inc.

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

VANCOUVER, B.C. – February 6, 2002 -- Raytec Development Corp. (CDNX: RAY) ("Raytec") today announced it has entered into a letter agreement to take public its technology subsidiary, Raytec Technologies, Inc. ("RTI"). This move enables each company to independently focus on growth opportunities in their most promising markets.

"I've always believed the sum of the parts of this company are greater in value than the whole," remarked Jerry A. Minni, Raytec's President and CEO, "and I'm confident the public markets will agree with me. The formation of two distinct companies gives each greater flexibility, agility and focus, creating more value for our shareholders, customers and employees."

The two companies will still have a close relationship. Raytec will maintain majority control of RTI through ownership of approximately 73 percent of the outstanding shares of the new public company. Raytec's distribution network to the North American retail grocery industry also provides a strategic channel for RTI's antimicrobial products.

The restructuring will allow Raytec to focus on building its leadership in perishable-food control

systems. During the last year Raytec has redoubled its efforts to capture a larger share of the US$150 million market for technical service at retail groceries.

About the Agreement

Pursuant to a letter agreement (the "Agreement") dated February 4, 2002 between Raytec, My Venture Inc. (the "Purchaser" and/or "MVI") and RTI (the "Subsidiary" and/or "RTI") Raytec will sell to the Purchaser all the outstanding shares of RTI, which is substantially all the assets of RTI, for a total purchase price of US$1,890,000 (the "Purchase Price"). The Purchase Price will be paid by shares as set out below. MVI is a capital pool company pursuant to the policies of the Canadian Venture Exchange (the "Exchange"). MVI shares are listed on the Canadian Venture Exchange under the trading symbol MYV.

Under the terms of the Agreement, MVI has agreed as a pre-condition to closing, to subdivide its common shares on a one (1) old for four (4) new basis. MVI currently has 2,065,001 shares issued and outstanding such that on completion of the share subdivision, it will have 8,260,004 shares issued and outstanding. MVI currently has 200,000 incentive stock options outstanding, such that on a fully diluted basis there will be 9,060,004 shares issued and outstanding on completion of the share subdivision.

Accordingly, on the closing of the sale of 100% of RTI, the Purchaser will issue to Raytec, in exchange for all of the issued and outstanding shares of RTI 29,300,000 post subdivision common shares (the "Shares") of MVI at a deemed price of CND$0.10 per post subdivision common share. The Shares will be subject to escrow as prescribed by the Exchange.

Pursuant to the Agreement MVI also will advance, subject to Exchange's approval and all other necessary approvals, up to US$100,000 to Raytec prior to the time of closing of the sale and purchase of the issued and outstanding shares of RTI, secured by a 9% interest bearing promissory note.

Jerry A. Minni, of British Columbia, President, CEO and Director of Raytec is President, CEO and Director of MVI and RTI. Jerry A. Minni owns 666,001 common shares of MVI. Jerry Bella and Toni Vodola, of British Columbia, director and officer of Raytec, own an aggregate of 22,000 common shares of MVI.

The Agreement is subject to Exchange acceptance and other approvals.

About RTI

Operating from its principal offices in Lake Oswego, Oregon, RTI is an emerging manufacturer, developer and marketer of antimicrobials and sanitation products. The company holds patents in the uses of dry-media chlorine dioxide, a well-known biocide. RTI's current available products based on this chemistry include: *SANI-T-BAG*™, *OdorGUARD* ™, *EthylGUARD* ™.

These products allow for the safe and low-cost production of chlorine dioxide for a variety of uses, such as: hard surface disinfecting, food processing, odor control, and in controlling the ripening and shrinkage of grocery produce.

About Raytec

Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North American commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyer, Lowes Foods and Safeway. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

f53

ITEM 6 RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC) AND SECTION 118(2) OF THE SECURITIES ACT (ALBERTA)

N/A

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 SENIOR OFFICERS

Jerry A. Minni – President, Tel., 604-683-8610
Toni Vodola – Secretary, Tel., 604-681-1194

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, B.C. this 6th day of February, 2002.

JERRY A. MINNI, President

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE - http://www.raytecnet.com
Trading Symbols: CDNX: RAY
Pink Sheet: RAYTF

NEWS RELEASE

Giant Food Contract Signed and Service Area Expanded

VANCOUVER, B.C. -- February 13, 2002 -- Raytec Development Corp. today announced the signing of a 167-store installation contract with Giant Food Inc. The contract calls for installing approximately 250 of Raytec's VaporTREX™ humidification systems at Giant Food's outlets on the East Coast of the United States.

Raytec Development Corp. today also announced the expansion of its national service team to now include full-time service technicians in Virginia, Maryland, Delaware, and New Jersey.

President and CEO, Jerry Minni, remarked, "This contract marks an important step in our national expansion. The eastern United States, especially the urban corridor from Boston to Washington, D.C., represents one of our largest growth opportunities. Until today we were just spectators in this market. The expansion of our service team means we now have the ability to provide technical service to existing customers with stores in the region. We can also pursue new clients. The Giant Food's contract is just that--a new client and new business."

Now, with company technicians servicing 18 states, Raytec is closer to its goal of becoming the first national technical service provider to the retail grocery industry. The combined market for its hardware and services exceeds US$400 million. The company has recently focused on expanding its presence in the US$150 million technical service portion of this market. Raytec is the only manufacturer of perishable-food control systems that services its own systems.

About Giant Food Inc.
Giant Food Inc., headquartered in Landover, Maryland, operates 185 supermarkets in Virginia, Maryland, Delaware, New Jersey, and the District of Columbia, and employs more than 27,000 associates.

Giant is a member of the Ahold USA group, of which the parent company is Royal Ahold of the Netherlands. Ahold USA currently owns a significant foodservice business in the U.S. and six prominent supermarket companies. Jointly they operate over 1,600 stores of which 1,220 are supermarkets. Worldwide, Ahold has estimated sales of over US$60 billion in 28 countries and operates nearly 9,000 supermarkets, superstores, and hypermarkets. Ahold is listed on the stock exchanges of Amsterdam (symbol AHLN), New York (NYSE symbol AHO) and Zurich.

About Raytec
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North American commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyer, Lowes Foods and Safeway. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

For further information on Raytec Development Corp, contact:

Ascenta Capital Partners Inc.
Suite 709, 700 West Pender Street
Vancouver, BC
V6C 1G8
Tel: 604.684.4743 ext. 22
Toll Free: 1.866.684.4743 ext. 22
info@ascentacapital.com
www.ascentacapital.com

RAYTEC DEVELOPMENT CORP.

"Jerry Minni"

Jerry A. Minni
President & CEO

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.